Via Facsimile and U.S. Mail
Mail Stop 4720

                                                September 2, 2009

Mr. Graham Hetherington
Chief Financial Officer
Shire Plc
5 Riverwalk, Citywest Business Campus, Dublin 24,
Republic of Ireland

Re: Shire Plc
       Form 10-K for the Year Ended December 31, 2008
       Filed February 27, 2009
       Form 10-Q for the Quarterly Period Ended March 31, 2009
       Filed May 7, 2009
       File No. 000-29630

Dear Mr. Hetherington:

       We have completed our review of your Form 10-K and of your Form 10-Q and
have no further comments at this time.

                                                Sincerely,

                                                Gus Rodriguez
                                                Accounting Branch Chief